Oaktree Acquisition Corp.

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

June 28, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, NE

Washington, D.C. 20549

Re:                             Oaktree Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 6, 2019
CIK No. 0001773751

Ladies and Gentlemen:

This letter sets forth responses of Oaktree Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 24, 2019, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Election of Directors, page 22

1.                                      Staff’s Comment: Please disclose the substance of your response to prior comment 4 and include appropriate risk factor disclosure regarding the applicable exemptions to corporate governance rules on which you could rely.

Response: The Company acknowledges the Staff’s comment and has included a risk factor on page 77 that states that the Company may be considered a controlled company, and, although the Company does not intend to utilize the exemptions from NYSE corporate governance rules afforded to controlled companies, it may do so in the future.

Manner of conducting redemptions, page 31

2.                                      Staff’s Comment: We note your response to prior comment 5. Please expand your response to also address the percentage of your outstanding voting securities that are directly or indirectly owned of record by residents of the United States for purposes of the definition of “foreign private issuer” under Rule 405.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, prior to the consummation of the offering, the Company believes that a majority of its voting securities will be indirectly owned of record by residents of the United States.  Following the consummation of the offering, 80% of the Company’s ordinary shares will be owned by public shareholders and held in street name through the facilities of the Depository Trust Company; as such, the Company cannot predict whether a majority of its outstanding ordinary shares will be held by residents of the United States.  For this reason, and the reasons stated in the Company’s letter dated June 6, 2019, the Company does not consider itself a foreign private issuer and does not intend to utilize the exemptions available to foreign private issuers prior to the consummation of the initial business combination.

If we are unable to consummate an initial business combination..., page 53

3.                                      Staff’s Comment: As requested by prior comment 9, clarify the duration of the liquidation process.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement to clarify that the Company will liquidate the trust account as promptly as possible, but not more than ten business days after ceasing operations.

We are not registering the Class A ordinary shares issuable upon exercise of the warrants, page 54

4.                                      Staff’s Comment: As requested by prior comment 10, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

Response: The Company acknowledges the Staff’s comment and has revised the risk factor on page 54 to disclose that the sponsor and other insiders in certain circumstances may be able to exercise their warrants and sell the underlying ordinary shares at a time when public warrant holders are unable to exercise their warrants and sell the underlying ordinary shares.

We may issue …, page 57

5.                                      Staff’s Comment: Your response to prior comment 11 relates to additional shares “issued in connection with an initial business combination.” Your revisions on page 58 relate to additional shares issued prior to an initial business combination. Please reconcile.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 58 and 163 to clarify that any shares issued prior to or in connection with an initial business combination will not participate in any vote of shareholders taken prior to or in connection with an initial business combination.

Redemption of Public Shares and Liquidation If No Initial Business Combination, page 113

6.                                      Staff’s Comment: Although we note your revised disclosure in response to prior comment 12 regarding your beliefs, it remains unclear whether shareholders who receive funds from the trust account in connection with a liquidation could be liable for amounts greater than the amount they so received. Please revise your disclosure to clarify it this is a possible outcome.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 116 to state definitively that any liability of a shareholder for claims made by creditors after the Company’s liquidation will be limited to the amount that such shareholder received from the trust account.

Principal Shareholders, page 134

7.                                      Staff’s Comment: We note from your response to prior comment 13 that the entity that controls your sponsor is controlled by a board of managers. Please revise footnote 3 to identify the natural persons on the board of managers who have or share voting and/or dispositive power with respect the securities held by your sponsor.

Response: The Company acknowledges the Staff’s comment and has revised footnote 3 on page 138 to name the individuals that serve on the board of managers of Oaktree Capital Group Holdings GP, LLC and to note that none of these individuals has voting or dispositive power over the securities held by our sponsor.

Redemption of warrants for Class A ordinary shares, page 146

8.                                      Staff’s Comment: From your response to prior comment 17, it appears that purchasers of your warrants could be required to accept securities of another entity without any further action on their part. If the other entity’s securities are not registered for sale at the time of your offer and sale of the warrants, please provide us your analysis of how the offer and sale of the warrants would be consistent with Section 5 of the Securities Act.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it is not possible for the Company to register securities that the warrants may be exercised or redeemed for other than the Class A ordinary shares at this time.  The Company believes that this redemption feature is a feature of a security, but the feature itself is not a security. The Company has disclosed to potential investors that the warrants may be redeemed for securities other than the Class A ordinary shares if in the future the warrants become exercisable for a security other than the Class A ordinary shares (for instance, if the Company is not the surviving company in its initial business combination).  Further, the Company has included a risk factor regarding the fact that the warrants may become redeemable for a security other than the Class A ordinary shares on page 55.

The Company respectfully advises the Staff that it does not believe that the redemption feature of the warrants to be sold as part of units in the offering is distinguishable from a common feature in publicly issued warrants whereby such warrants become exercisable for an alternative security upon a merger or other business combination of the issuer.  In such a case, a warrant holder would have made an investment decision with respect to a security of an original issuer but would essentially have that security mandatorily “exchanged” for a security of another issuer. Another common example is a corporate bond issuer that consummates a business combination where it is not the surviving entity — the payment of principal and interest of such issuer’s outstanding bonds then become the obligation of the surviving company. Bondholders in this example would not have had any information about the surviving company at the time they made their original investment decision to purchase the bonds. In such situations, the Company believes that the Staff would generally not take the position that the issuance is in violation of Section 5 of the Securities Act.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Patrick McCaney

Patrick McCaney

Via E-mail:

cc:                                Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

Paul D. Tropp

Christopher J. Capuzzi

Ropes & Gray LLP